March 19, 2012

VIA EDGAR AND FEDEX

Mark Rakip

Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	HCP, Inc.
Form 10-K for fiscal year ended December 31, 2011
File Number: 1-8895

Dear Mr. Rakip:

HCP, Inc. hereby submits this letter in response to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated March 7, 2012. For your convenience, the Staff’s comments have been reprinted in italics below and our responses are in regular print. References to “we”, “our” or the “Company” in this response are to HCP, Inc.

Form 10-K for fiscal year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

General

1.               We note your use of NOI Same Property Performance within your earnings release. Please tell us whether you consider this metric to be a key performance indicator. If not, please tell us the basis for your conclusion. If so, in future periodic filings, please disclose the following:

a.              Your policy as to the amounts excluded from net income to determine net operating income, used to then calculate NOI Same Property Performance, and your basis therein. For example, your reconciliation excludes all general and administrative expenses in determining net operating income; it currently is unclear whether property management and related expenses would be related to your operations.

Securities and Exchange Commission

Mark Rakip

March 19, 2012

b.              Regarding your Same property portfolio adjusted NOI, the number of properties by segment designated as same property, highlighting the number of properties by segment removed from the same property designation from the prior year.

c.               Your policy as to when you include development and acquired properties into your same property designation.

d.              Include in your same property disclosures occupancy and average rent trends, as adjusted for leasing incentives if any.

Response: We consider NOI Same Property Performance to be a key performance indicator and agree to make the additional disclosures, similar to the information provided in our earnings releases, as requested above in our future periodic filings.

Results of Operations, page 44

Comparison of the Year Ended December 31, 2011 to the Year Ended December 31, 2010, page 44

2.               Given that you primarily generate revenue from healthcare properties under long-term leases with fixed or inflation-indexed escalators, in future periodic filings please expand your disclosure to address the relationship between rents on leases that expired during the current fiscal year to rents on executed renewals/new leases.

Response: We acknowledge this comment and agree to expand our disclosures as requested above in our future periodic filings.

Liquidity and Capital Resources, page 51

Debt, page 52

3.               We note your disclosure related to the financial covenants related to your debt agreements. In future periodic reports, please disclose your actual ratio compared to the required ratio as of the end of the reporting period for any financial covenant you believe may materially impact your operations or financing.

Response: We respectfully advise the Staff that we believe we are comfortably operating within our financial covenants related to our debt agreements; therefore, we did not believe that such covenants would materially impact our operations or financing as of December 31, 2011. We supplementally advise the Staff that, if we were to believe that any of our financial covenants may materially impact our operations or financing, we will disclose such actual ratio(s) in comparison to the required ratio(s) as requested above in our future filings.

Securities and Exchange Commission

Mark Rakip

March 19, 2012

Item 15. Exhibits, Financial Statements and Financial Statement Schedules

Notes to Consolidated Financial Statements, page F-9

(2) Summary of Significant Accounting Policies, page F-9

Real Estate, page F-12

4.               We note that you amortize below-market lease values over the initial term plus the extended term for any leases with bargain renewal periods. Please tell us how you determine the likelihood that a lessee will execute a lease renewal, and how you consider the likelihood, if at all, in determining the amortization period.

Response: We respectfully advise the Staff that for the periods presented we (as lessor) did not have any leases where we have concluded at the inception of the lease that it was reasonably assured that a lessee would exercise their renewal option(s); consequently, we amortize all of our below-market lease intangible liabilities over their initial term. We supplementally advise the Staff that we have ground leases that are subject to $1.00 per annum payments; we (as lessee) determined that we are reasonably assured of executing these lease renewals in order to preserve our interests in the improvements that have been constructed on the leased land. As a result, the below-market ground lease intangible assets, which are based on the favorable ground lease terms, are amortized over their initial term plus the extended terms provided by the bargain renewal options.

(6)   Net Investment in Direct Financing Leases, page F-21

5.               To the extent you have recorded allowances on direct financing leases, please disclose such amounts in future filings; refer to ASC 840-30-50-4.

Response: We respectfully advise the Staff that we did not have any recorded allowances on direct financing leases as of December 31, 2011 or December 31, 2010. We supplementally advise the Staff that, if we record allowances on direct financing leases in future periods, we will disclose such amounts in accordance with ASC 840-30-50-4 in our future filings.

(12) Commitments and Contingencies, page F-33

6.               We note your November 9, 2011 settlement of $125 million with Ventas, Inc. regarding such company’s acquisition of Sunrise Senior Living REIT in 2007. With respect to the settlement, please tell us how your prior periodic filings complied with ASC 450-20. Specifically, tell us when the loss met the probable and reasonably estimable criteria described in paragraph 2 of ASC 450-20-25. Additionally, tell us how you determined that the loss contingency was not at least reasonably possible and that it was not necessary to disclose an estimate of the possible loss or range of loss in prior periodic filings, including your Form 10-Q for the period ended September 30, 2011 filed October 31, 2011, in accordance with paragraph 4 of ASC 450-20-50.

Securities and Exchange Commission

Mark Rakip

March 19, 2012

Response: The Company’s accounting treatment and disclosure relating to the settlement with Ventas, Inc. (“Ventas”) announced on November 9, 2011, was driven by the fact that the Company’s potential liability was solely for punitive damages.  Given the absence of any measurable indications that the litigation could be resolved before trial as well as the inherent unpredictability of juries on punitive damages, a meritorious Supreme Court petition by the Company pending before the Court (with unique and unresolved legal issues from this case’s singular procedural posture), and disputes about the constraints of the Due Process Clause and Kentucky law, all complicated by the rare and unusual procedural posture of asking a new set of jurors to determine punitive damages only for a case in which they did not determine the amount of compensatory damages, the Company respectfully submits that its recent periodic reports fully complied with the applicable accounting guidance for commitments and contingencies under ASC 450-20.

ASC 450-20 requires disclosure only when the following conditions are met:

1.               The loss contingency is reasonably possible;

2.               If the contingent loss is reasonably possible, the nature of the contingency must be disclosed, and either an estimate of the range of loss or a statement that such an estimate cannot be made must be provided; and

3.               If the contingent loss is probable and the amount of loss can be reasonably estimated, the estimate must be accrued by a charge to income.

As more fully set forth below, the Company believes that the loss contingency only became reasonably possible after May 17, 2011, when the United States Court of Appeals for the Sixth Circuit (the “Sixth Circuit”) rendered its decision, and it further believes that at no time prior to November 7, 2011, was a range of loss reasonably estimable.

A contingent loss relating to punitive damages was remote before May 17, 2011.

On September 4, 2009, a jury in the United States District Court for the Western District of Kentucky (the “District Court”) returned a verdict in favor of Ventas in the amount of $102 million in compensatory damages for the Company’s alleged interference with Ventas’ prospective business advantage.  The Company properly recognized $102 million as a provision for litigation expense during the quarter ended September 30, 2009.  On the issue of punitive damages, however, the District Court, after hearing all of the evidence, ruled that punitive damages were not appropriate and granted the Company’s motion to dismiss Ventas’ claim for punitive damages.  More than one and-a-half years later, on May 17, 2011, the Sixth Circuit, after hearing the Company’s appeal of the compensatory damages award and Ventas’ cross-appeal relating to the District Court’s exclusion of Ventas’ claims for additional compensatory damages and punitive damages, ruled that the District Court erred only in its decision to not allow the jury to evaluate Ventas’ claim for punitive damages.

Before the Sixth Circuit’s opinion, the prospect of revisiting the issue of punitive damages before the District Court was remote.  To this end, each party’s briefing to the Sixth Circuit devoted relatively little attention to the punitive damage issue and the Sixth Circuit’s reversal on that sole point was not anticipated.  The appellate briefing focused principally on whether

Securities and Exchange Commission

Mark Rakip

March 19, 2012

the compensatory damages verdict was supported by the evidence, not on the prospect of a second trial limited to punitive damages.

A contingent loss relating to punitive damages was reasonably possible only after May 17, 2011.

As noted above, any loss relating to punitive damages was remote until May 17, 2011, when the Sixth Circuit ruled the District Court had erred by not submitting Ventas’ claim for punitive damages to the jury.  Therefore, only after the Sixth Circuit’s decision did the contingent loss shift to reasonably possible.  The Company believes that the contingent loss shifted merely to reasonably possible, rather than to probable, because absent a settlement, the following sequence of events was required for the Company to reasonably conclude that the loss had become probable:

•                  The denial by the Supreme Court of the Company’s Petition for Certiorari with respect to the Sixth Circuit ruling;

•                  The conduct of extensive motion practice before the District Court regarding the nature and scope of a punitive damages only trial with virtually no precedent in this context and one in which every issue in the trial would have been contested vigorously, introducing into the process the potential for constitutional and other legal errors; and

•                  The choice by a jury to award punitive damages under a heightened “clear and convincing” evidence standard under Kentucky law, which is a higher standard when compared to the lower “preponderance of the evidence” standard for typical civil cases.

Only after the contingent loss became reasonably possible on May 17, 2011, was the Company required under ASC 450-20 to include disclosure of the nature of the loss contingency.  Therefore, beginning with the Form 10-Q for the quarter ended June 30, 2011 (the “Q2 10-Q”), the Company properly included robust disclosure relating to the revised nature of the loss contingency in its periodic reports, including detailed references to the Sixth Circuit decision in its Form 10-Q for the quarter ended September 30, 2011 (the “Q3 10-Q”).

Given the inherent unpredictability of punitive damage awards by a jury in the context of a complex business trial, however, the Company had no basis to speculate about an estimate or range of possible losses.  Accordingly, as discussed below, the Company properly included a statement in the Q2 10-Q and Q3 10-Q that it was unable to include an estimate or range of the possible losses tied to the claim for punitive damages.

The Sixth Circuit’s reversal on May 17, 2011 did not cause the contingent loss to shift to probable.

The Sixth Circuit did not rule that punitive damages should have been awarded, but only that the jury should have been allowed the opportunity to make that decision.  The Company agreed with the prior determination of the District Court and did not believe that a jury would

Securities and Exchange Commission

Mark Rakip

March 19, 2012

or could be presented with the “clear and convincing” evidence necessary to award punitive damages under Kentucky law in light of the evidence presented at the first trial.  Moreover, as set forth in the Company’s Petition for Rehearing to the Sixth Circuit1 and its Petition for Certiorari filed with the Supreme Court,2 the Company did not believe that the Sixth Circuit’s reversal on the punitive damages issue was correct as a matter of law.  The Company believed that a trial solely on the issue of punitive damages to be decided by a wholly different jury than the jury that decided the compensatory damages was not constitutionally permissible under applicable Supreme Court case law and constituted a denial of the Company’s right to have the entire case decided by a single jury.  As more fully detailed in the Petition for Certiorari to the Supreme Court, the Company identified conflicting appellate decisions on these issues and believed that the Petition for Certiorari presented a solid opportunity for the Supreme Court to resolve the conflicts.  The Company did not withdraw its Petition for Certiorari until after the settlement.

A contingent loss related to punitive damages was not probable until November 7, 2011.

The Company believes that any estimated loss relating to its settlement with Ventas did not meet the probable and reasonably estimable criteria of ASC 450-20 on October 31, 2011, the date the Company filed its Q3 10-Q.  Further, any estimated loss only met both those criteria at some point on, at the earliest, November 7, 2011, when Ventas and the Company participated in a confidential mediation, which resulted in an agreement to settle all outstanding claims between the companies.

At no time prior to the mediation on November 7 did the Company believe that resolution was possible, much less probable. The parties had an unsuccessful history of alternative dispute resolution and the Company believed that Ventas was resolute in its determination to take the matter to trial. Also, there had been no settlement discussions between the parties between May 17, 2011 when the Sixth Circuit reached its decision and the November 7, 2011 mediation.3 Therefore, when the Company filed the Q3 10-Q on October 31, 2011 it believed that it was more likely that the matter would proceed to trial and that it was unlikely that punitive damages would be awarded by a second jury. It is instructive to note that the District Court believed that even the compensatory damages issue was a close question.  It noted in a November 17, 2009 Memorandum Opinion that “reasonable people could have examined the evidence and come to different conclusions than the one this jury reached.”4 The District Court determined that no reasonable jury could conclude that any punitive damages should

1  Pet. for Reh’g, Ventas, Inc. v. HCP, Inc., Nos. 09-6385/6413 (6th Cir. May 31, 2011).

2  Petition for Writ of Certiorari, HCP, Inc. v. Ventas, Inc., 132 S. Ct. 572 (2011).

3  Throughout the four-year course of the litigation, the Company’s Board of Directors was regularly updated on the status of the litigation as well as fully informed regarding the November 7 mediation.  The Company’s Chief Executive Officer and General Counsel, together with outside litigation counsel, participated in the mediation.  Under existing Company guidelines, the CEO and General Counsel have authority to resolve litigation in the ordinary course.  However, given the magnitude and importance of the Ventas litigation, the Board members were asked to remain available in the unlikely event a settlement was possible.  Additionally, the Company’s lead director was kept apprised as the mediation progressed, and approved the settlement when it was reached as did the remaining members of the Board.

4  Ventas, Inc. v. HCP, Inc., No. 3:07-CV-238-H, 2009 WL 3855638, at *1 (W.D. Ky. Nov. 17, 2009).

Securities and Exchange Commission

Mark Rakip

March 19, 2012

be awarded based on the trial evidence and granted the Company’s motion to dismiss Ventas’ claim as there was insufficient evidence for any punitive damage award. Accordingly, the Company could not make any determination that a contingent loss was probable or provide a reasonable estimate of the range of possible loss.

An estimate or range of potential loss could not be provided until November 7, 2011.

Until the Company and Ventas reached a settlement of Ventas’ punitive damages claims, it was not possible for the Company to estimate its potential punitive damages liability.  To illustrate the point, under many scenarios, the Company’s potential punitive damages liability might be zero or nominal.  At the same time, Ventas maintained that the Company’s liability was unlimited by statute.  For the reasons set forth below, the Company strongly believes its periodic reports properly included a statement that it was unable to estimate the amount of the possible loss or range of loss, rather than providing such an estimate.

Jury awards of punitive damages are inherently and notoriously unpredictable.  There was a substantial possibility that the jury at the punitive-damages-only second trial would have chosen not to award punitive damages, or only to award nominal punitive damages.  At the other extreme, it might have been possible that a “runaway jury” would have accepted Ventas’ most extravagant claims and awarded an enormous punitive damages award against the Company.  Any such “runaway” verdict would have been challenged by the Company as inconsistent with the Due Process Clause, with Kentucky law, and with the evidence, but, while the Company would have felt its position well-justified, there is never a guarantee of appellate success.  As a general matter, both ends of the jury spectrum are documented in punitive damages literature.

Further complicating any ability to gauge potential jury reaction was the fact that most studies—which themselves clinically recognize the inability to predict punitive damage verdicts—are based on juries that are asked to simultaneously consider both compensatory and punitive damages in the same exercise.  Here, a different set of jurors would be asked to consider punitive damages without themselves reaching a compensatory damages verdict—which would have left the punitive damages largely without an anchor upon which to gauge the appropriateness or proper amount of punitive damages.

In addition to the inherent difficulty of predicting jury awards of punitive damages, this case involved numerous additional complicating factors that made it impossible to provide a reasonable estimate of a potential punitive damages award:

•                  When the settlement was reached, the Company’s request for Supreme Court review was pending.  The Company had filed a compelling petition for Supreme Court review raising issues which would have profoundly changed the punitive damages dynamic if the Supreme Court granted review and ruled for the Company:

•                  First, in ruling for Ventas, the Sixth Circuit relied on a minority position among U.S. Courts of Appeals about the standard for evaluating the sufficiency of the evidence, which resulted in a standard more favorable to Ventas.  A Supreme Court ruling in

Securities and Exchange Commission

Mark Rakip

March 19, 2012

the Company’s favor on this issue, in which the Supreme Court agreed with the majority of the U.S. Courts of Appeals, may well have resulted in a new trial on liability and a reversal in the determination on punitive damages.

•                  Second, in conflict with other U.S. Courts of Appeals and the applicable Federal Rule, the Sixth Circuit prematurely entered partial judgment in Ventas’ favor.

•                  Third, the Sixth Circuit’s decision to order a punitive-damages-only retrial conflicted with the Seventh Amendment and with decisions of other courts, including the Supreme Court.  A ruling in the Company’s favor on this issue could have forced Ventas to abandon its punitive damages claim altogether.

•                  Fourth, the Company’s request for Supreme Court review was widely recognized as a strong petition raising important and meritorious issues.  The influential Supreme Court blog SCOTUSBlog named the Company’s certiorari petition the “Petition of the Day,” and the Company had received commitments from leading national organizations to file amicus briefs supporting its request for Supreme Court review.

•                  Fifth, when the settlement was reached, the Company voluntarily dismissed its request for Supreme Court review before the Court acted on it.

•                  Even if the Supreme Court denied the Company’s request for review, substantial uncertainty—factual and legal—surrounded any potential punitive damages retrial.  Many important issues would have been novel and difficult, with no clear indication of their resolution, and the District Court’s decision on these pathbreaking issues would have been subject to further review in the Court of Appeals and in the Supreme Court.

•                  Under Supreme Court precedent, the Due Process Clause can impose limits on punitive damages awards.  Conduct must be especially reprehensible to warrant any punitive damages, and Supreme Court and Sixth Circuit precedent suggest that it may be especially difficult to sustain punitive damages awards if there is no physical harm or exploitation of a financially vulnerable victim.  At the same time, the Supreme Court and the Sixth Circuit have emphasized that the evaluation of reprehensibility is subject to a case-by-case analysis and the Supreme Court has resisted general rules.  In this case, the Company reasonably believed—and would have vigorously argued—that its conduct was not sufficiently reprehensible to warrant punitive damages.  Ventas presumably would have vehemently argued to the contrary.

•                  Even when there is a basis for an award of punitive damages, the Supreme Court has held that the amount of punitive damages is subject to Due Process review.  It has sometimes suggested that a 1:1 ratio of punitive damages to compensatory damages may be appropriate, but the Court also has upheld a higher ratio and, here too, it has emphasized that a case-by-case analysis is required and has resisted general rules.  The Company would have argued that nominal punitive damages, if any, would have been appropriate and certainly no more than 1:1; Ventas, in contrast, presumably would have argued that a very significant multiple of compensatory damages would have been appropriate in the context of this case.

Securities and Exchange Commission

Mark Rakip

March 19, 2012

•                  In addition, while the Company would have argued that the applicable Due Process ratio compared punitive damages to adjudicated compensatory damages, Ventas may have argued that the law required a comparison of punitive damages to potential benefit to the Company from its conduct.  As such, Ventas could have pursued a case that the potential benefit to the Company far exceeded the $102 million verdict.  Moreover, it is important to understand that further civil discovery would have been required on the amount of potential compensatory damages or benefit to the Company because the parties had not developed a record to ascertain what amount of damages potentially could have been caused in the case.  Put simply, the amount of potential damages that the Company’s alleged conduct could have caused Ventas or the potential benefit to the Company was factually unknown at all relevant times and, in fact, remains unknown to this day.

•                  It also is notable that the Supreme Court itself has been closely and sharply divided on its approach to punitive damages issues, and that there have been important changes in the composition of the Court since it last considered a punitive damages issue.

•                  In addition to the Due Process Clause, Kentucky law imposes limits on whether punitive damages can be awarded.  The Company would have argued, for example, that, under Kentucky law, Ventas could not prove that it was entitled to punitive damages.  See Ky. Rev. Stat. Ann. § 411.184(2) (permitting punitive damages only proof, “by clear and convincing evidence, that the defendant from whom such damages are sought acted toward the plaintiff with oppression, fraud or malice”).  Ventas, in contrast, would have argued that it met the standard of Kentucky law in its demand for punitive damages.

•                  Unlike some other states and foreign countries, Kentucky does not statutorily cap the amount of punitive damages that may be awarded.  Thus, this was not an instance where statutory law provided an upper limit that could have dictated the potential range of contingent loss.

•                  The punitive-damages-only retrial in this case would have presented novel and difficult issues without clear precedent.  One issue would have been the scope of evidence that should be presented to the second jury in the second trial.  The Company would have argued that, because its conduct was at issue on whether any punitive damages were appropriate and, if so, how much, it was entitled to plenary consideration of its conduct and to the presentation of extensive evidence about the underlying facts.  Ventas, meanwhile, likely would have argued that issues about the Company’s conduct were settled in the first trial and that the punitive damages trial evidence should be very limited and related only to punishment, not underlying culpability.  The Company is aware of no precedent that resolves this fundamental issue, and it would have required the District Court to break new ground on important questions about the relationship between the right to a jury trial and punitive damages.

•                  To the extent that the second jury in the punitive damages trial was informed about determinations purportedly made by the first jury, the nature of what the second jury

Securities and Exchange Commission

Mark Rakip

March 19, 2012

was told would have been a fiercely contested issue without clear precedent to guide the District Court.

•                  The Company anticipated presenting experts who would have testified to the jury—and to the court—that no punitive damages should be awarded.  For example, law and economics scholars maintain, based on an extensive body of research, that no punitive damages should be awarded in situations where the allegedly wrongful conduct is likely to be detected.  Here, there was no chance that the allegedly wrongful conduct would have escaped detection.  Ventas may well have objected to permitting such experts to testify, and either side might have challenged the District Court’s ruling on this issue in subsequent appellate proceedings.

•                  Another important variable in this case was that the District Court judge, before whom any punitive damages trial would have taken place, had already ruled that, in his view, the evidence did not support an award of punitive damages.

Because the Company believed that no amount of punitive damages was factually or legally permissible and, in any event, no estimate or range of potential loss was determinable before a settlement or verdict, the Q2 10-Q and Q3 10-Q properly included disclosure that the Company was “unable to estimate the probability of additional loss or the ultimate aggregate amount of additional loss or financial impact” with respect to Ventas’ claim for punitive damages

Exhibit 23.2

7.               It appears that your independent registered public accounting firm referenced the prior year audit report dated February 15, 2011 within its consent dated February 14, 2012. Please confirm as to what reports such firm is consenting.

Response: We respectfully advise the Staff that the Independent Registered Public Accounting Firm (the “Firm”) intended to and is consenting to the use of their reports dated February 14, 2012 that are included in our Annual Report on Form 10-K for the year ended December 31, 2011 (the “2011 10-K”). The Firm inadvertently referenced the incorrect date of February 15, 2011 for its reports. We respectfully advise the Staff that we believe that this oversight is inconsequential given that at all times, commencing with the filing of our 2011 10-K, the Firm has consented to the use of its reports included in our 2011 10-K.

Securities and Exchange Commission

Mark Rakip

March 19, 2012

In connection with responding to your comments, we acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our response. Should you have any questions, please call the undersigned at (562) 733-5137.

Very truly yours,

/s/ Timothy M. Schoen
Timothy M. Schoen
Executive Vice President and
Chief Financial Officer

cc:	James W. Mercer, Esq.
Scott A. Anderson
Jose M. Castro
Troy E. McHenry, Esq.